

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05003677

February 4, 2005

Jacqueline Jarvis Jones
Associate General Counsel
Bank of America Corporation
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/4/2005

Re: Bank of America Corporation
Incoming letter dated January 7, 2005

Dear Ms. Jones:

This is in response to your letter dated January 7, 2005 concerning the shareholder proposal submitted to Bank of America by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB - 8 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001



Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.2400
Fax 704.386.6453

January 7, 2005

BY HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the United Brotherhood of Carpenters and Joiners of America

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal (the "Proposal"), dated December 22, 2004, from the United Brotherhood of Carpenters and Joiners of America (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2005 Annual Meeting for the reasons set forth herein.

GENERAL

The 2005 Annual Meeting is scheduled to be held on or about April 27, 2005. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 28, 2005 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.



A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2005 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests the "Company prepare and issue a Job Loss and Dislocation Impact Statement ('Impact Statement') that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions." The requested disclosure is highly detailed and would be required to include the following:

1. "The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management."

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2005 Annual Meeting pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See *Exchange Act Release No. 34-40018* (May 21, 1998) ("*Adopting Release*").

In evaluating proposals under Rule 14a-8, one must consider the subject matter of the proposal. Proposals that deal with matters so fundamental to management's ability to run a company on a day-to-day basis cannot, as a practical matter, be subject to direct shareholder oversight. *Id.* Additionally, one must consider the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail or methods for implementing complex policies. *Id.* As set forth below, the Proposal runs afoul of both of these considerations.

The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves approximately 33 million consumer relationships with more than 5,800 retail banking offices, more than 16,500 ATMs and online banking with more than 11 million active users. The Corporation serves clients in 150 countries and has relationships with 98 percent of the U.S. Fortune 500 companies and 85 percent of the Global Fortune 500. To service all of these relationships, the Corporation has approximately 175,700 associates, of which approximately 161,500 are based in the U.S. and approximately 14,200 are based in foreign countries.

In the context of the Corporation's global business operations, which include significant non-U.S. operations, a proposal regarding the movement of job locations domestically or abroad appears to be misplaced. Each day, the Corporation needs to assess its workforce needs across the globe to ensure that its clients are provided the highest level of service in the most efficient manner. The management of the Corporation's global workforce is clearly a matter of its ordinary business. Notwithstanding these facts, the Proposal attempts to allow stockholders to intervene in the day-to-day management of the Corporation's workforce. The Proposal seeks to usurp management's authority and permit stockholders to govern the ordinary business of the Corporation.

In *Morgan Stanley* (December 20, 2004), an ***identical proposal*** was submitted. While the proposal was ultimately excluded on procedural grounds (Rule 14a-8(f)), the Corporation believes that the Division correctly characterized the nature of the proposal. In *Morgan Stanley*, the Division stated that the "proposal relates to information regarding jobs."

The Proposal Infringes on Management's Ability to Run the Corporation on a Day-to-Day Basis.

In the *Adopting Release*, the Commission described certain tasks that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they cannot be subject to direct shareholder oversight. The Commission cited specific examples of such fundamental tasks, including the management of the workforce by hiring, promotion and termination of employees. Consistent with the *Adopting Release*, the Division has consistently found that proposals relating to employment decisions and employee relations dealt with ordinary business matters and, thus, were excludable under Rule 14a-8(i)(7). Furthermore, the responsibility for overseeing employee matters, such as decisions regarding hiring, termination, location, relocation, and staffing is a complex task with respect to which stockholders are not in a position to make an informed judgment. The complexity of these tasks is magnified by the significant global presence of the Corporation. The Proposal specifically requests an inordinate amount of detailed disclosure regarding the management of employees by the Company. In *International Business Machines Corporation* (February 3, 2004), a proposal requested the board to "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries." In *IBM*, the Division concurred that the proposal could be excluded because it related to the company's "ordinary business operations (i.e., employment decisions and employee relations)." In *Allstate Corporation* (February 19, 2002), a proposal was excludable that requested the company to cease all operations in Mississippi. In *Allstate*, the company argued that it was the nation's largest publicly held personal lines insurer with thousands of employees and that they were in the best position to determine whether to operate in a particular state. *See also, J.C. Penney Co., Inc.* (March 7, 1991) (a proposal was excludable that requested the company to maintain catalogue stores in locations where retail stores were to be closed, and, at the same time, permit employees who would otherwise lose their jobs to continue working at the catalogue store location); and *W.R. Grace & Co.* (February 29, 1996) (a proposal was excludable that requested the company to create a "high-performance" workplace based on policies of workplace democracy and meaningful worker participation and to prepare a report on implementation of the proposal). The Proposal, as was the case in the letters cited above, relates to the management of the workforce, such as hiring, promotion and termination of employees. Accordingly, as clearly stated by the Commission in the *Adopting Release,* the Proposal deals with matters of ordinary business.

The Proposal Micro-Manages By Requesting Intricate Detailed Disclosure.

The Division has found that proposals seeking detailed disclosure (whether in Exchange Act filings or special reports) may be excluded under Rule 14a-8(i)(7) (or its predecessor Rule 14a-8(c)(7)). *See Johnson Controls, Inc.* (October 26, 1999). Exemplified by many of the letters discussed above, the Division has permitted the exclusion of proposals that request highly detailed reports. In *Capital Cities/ABC, Inc.* (April 4, 1991), a proposal asking the company to disclose detailed equal employment opportunity data and describe affirmative action program was found excludable on appeal to the full Commission. In reversing the Division's original finding, the Commission reasoned that the proposal involved detailed information about the company's workforce and employment practices, and thus related to matters of ordinary business and could be excluded. *See also Wal-Mart Stores, Inc.* (April 10, 1991) (permitting exclusion of a proposal seeking a detailed report on racial and gender composition of the company's workforce, affirmative action program and other similar programs). In *Ford Motor Company* (March 24, 2004) and *General Motors Corporation* (April 7, 2004), proposals were excludable that requested a very detailed report entitled "Scientific Report on Global Warming/Cooling" that required detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating and cooling. In these examples, the Division agreed that the proponents were seeking to micro-manage companies by probing too deeply into matters of a complex nature upon which shareholders, as a group, were not in a position to make an informed judgment.

The Proposal seeks a very detailed level of disclosure, including:

- information relating to elimination of jobs within the Corporation for the last five years;
- information relating to the relocation of U.S.-based jobs by the Corporation to foreign countries over the past five years;
- information regarding any planned job cuts;
- information regarding any offshore relocation actions;
- the decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;
- the total number of jobs eliminated in the past five years;
- the types of jobs eliminated in the past five years;
- the total number of jobs relocated to foreign countries in the past five years;
- the types of jobs relocated to foreign countries;
- a discussion of alternative courses of action to job relocation that were considered;
- estimated or anticipated cost savings associated with job elimination and relocation over the past five years;
- the impact on communities;
- the impact on suppliers;
- the impact on customers; and
- the effect of job elimination and job relocation decisions on senior executive compensation.

For an entity of the Corporation's size, structure and global presence, this request covers a massive amount of informational data. The Proposal closely resembles the detailed requests included in the proposals that the Division found excludable in each of the foregoing letters. The Proposal seeks to probe deeply into the matters of a complex nature—global workforce management—upon which shareholders, as a group, are not in a position to make an informed judgment.

The Proposal's Excludability is Not Overridden by a Significant Policy Issue.

The Corporation recognizes that certain proposals could transcend day-to-day business matters and raise policy issues so significant that they could be appropriate for a stockholder vote. Although workforce management is significant to the Corporation, the Proposal does not raise any significant policy issues. As noted above, the Proposal is merely seeking additional information regarding jobs. *See Morgan Stanley* (discussed above). Although the Proposal mentions executive compensation, it is clear that it is not primarily an executive compensation proposal. The Proposal does not link job movement to executive compensation, as it is just one of the many areas for which disclosure is sought. The mere mention of executive compensation should not change the true nature of the Proposal.

In addition, the Proposal can be distinguished from "outsourcing" of jobs proposals, which have on occasion been found to be includable. The Proposal seeks information regarding jobs and workforce data; it is not directed at globalization or job outsourcing policies generally. In *General Electric Company* (February 3, 2004) and *Sprint Corporation* (February 5, 2004), proposals requesting a report "evaluating the risk of damage to [the company's] brand name and reputation in the United States as a result of outsourcing and offshoring of work to other countries" were not excludable as ordinary business. In both *General Electric* and *Sprint*, the proponent cited specific outsourcing policies and publicity regarding each company and a concern for the proposed strategies. *See also AT&T Corp.* (March 1, 2004) (a proposal requesting a review of whether executive compensation policies were tied to, among other things, the export of jobs was not excludable). Unlike *General Electric*, *Sprint* and *AT&T*, the Proposal is not about outsourcing or a risk evaluation of globalization. The Proposal is clear—it is a request for information regarding jobs. The Proponent's request relates solely to gaining more detailed disclosure regarding the Corporation's workforce decisions. The Proposal relates to the day-to-day management of the Corporation's global workforce. The Proponent seeks to involve itself in the micro-management of the Corporation's business, not raising issues of significant policy.

Summary

The Proposal seeks to address the Corporation's workforce policies, which is part of the Corporation's ordinary business operations. Management is in the best position to determine what policies are prudent to service the Corporation's clients. Finally, management is in the best position to implement internal policies and procedures with regard to workforce decisions. The Proposal seeks to take this authority from management. Consistent with the foregoing discussion and prior statements by the Commission, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2005 Annual Meeting. Based on the Corporation's timetable for the 2005 Annual Meeting, a response from the Division by February 11, 2005 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter to our courier. Thank you for your prompt attention to this matter.

Very truly yours,



Jacqueline Jarvis Jones
Associate General Counsel

cc: Edward J. Durkin

EXHIBIT A

DEC 22 2004 ...



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 704-386-9330]

Rachel R. Cummings
Corporate Secretary
Bank of America Corporation
100 North Tryon Street
18th Floor
Charlotte, NC 28225

December 22, 2004

Dear Ms. Cummings:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bank of America Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of job loss and relocation at the Company. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 33,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue. N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Job Loss and Dislocation Impact Statement Proposal

Resolved: That the shareholders of Bank of America Corporation ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement: We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the

average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of thousands of U.S. jobs and is projected to cost millions more over the next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 7, 2005

The proposal requests that Bank of America issue a statement that provides information relating to the elimination of jobs within Bank of America and/or the relocation of U.S.-based jobs by Bank of America to foreign countries, as well as any planned job cuts or offshore relocation activities.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Rebekah J. Toton
Attorney-Advisor